May 16, 2006
Mr. Steven W. Sinclair
Senior Vice President
ARC Energy Trust
2100, 440 2nd Avenue S.W.
Calgary, Alberta, Canada T2P 5E9




      Re:	ARC Energy Trust
Form 40-F for Fiscal Year Ended December 31, 2005
		Filed March 29, 2006
		File No. 333-06184

Dear Mr. Sinclair:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for Fiscal Year Ended December 31, 2005

General
1. Please correct your Commission File Number indicated on the cover of your annual report to be 333-06184, rather than 0-30514.




Controls and Procedures, page 3

2. You state, "the Chief Executive Officer and Chief Financial Officer concluded that, as of the evaluation date, the design and operations of the Registrants disclosures controls and procedures the
Company`s disclosure controls and procedures were effective in ensuring that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this report was being prepared." Please revise to state, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Refer to the definition of disclosure controls and procedures at paragraph (e) of Exchange Act Rules 13a-15 and 15d-15.

Financial Statements

Statements of Cash Flows
3. We note that you present changes in non-cash working capital as components of cash flows from investing and financing activities. Ordinarily, changes in working capital accounts are presented as adjustments to reconcile net income to net cash provided by or used in operating activities. Please explain to us why you have classified changes in certain working capital accounts in the investing and financing activities sections of your statements of cash flows.

Note 3 - Corporate Acquisitions
4. We note that you have accounted for all corporate acquisitions as asset acquisitions in accordance with EIC-124. It is unclear from your disclosures why you have accounted for the purchase of these entities as asset acquisitions rather than acquisitions of businesses. It appears these transactions would be accounted for as acquisitions of businesses under US GAAP. Please address this difference in accounting within your reconciliation note disclosure, or tell us why no revision is necessary. In addition, please explain to us how you concluded these transactions represent asset acquisitions for Canadian GAAP purposes.

5. We note that you will adopt SFAS 123R on January 1, 2006 and will be required to measure compensation costs associated with your share based payment plans at fair value. Further we note that for Canadian
GAAP purposes you use the Black Scholes option pricing model to calculate fair value for rights outstanding under the Trust Unit Incentive Rights Plan. Due to the significance of your periodic distributions, coupled with the inherent limitations of the Black-Scholes model, for U.S. GAAP purposes you will need to utilize an alternate option pricing model, such as a binomial lattice model that is designed to value options over securities having significant recurring distributions. Please ensure that your disclosure about the impact the adoption of SFAS 123R will have on your U.S. GAAP financial information, and your subsequent accounting for U.S. GAAP purposes and the related notes that accompany your reconciliation between Canadian and U.S. GAAP, address this difference.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracie Towner at (202) 551-3744, or Jenifer
Gallagher at       (202) 551-3706, if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
Mr. Steven W. Sinclair
ARC Energy Trust
May 16, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010